SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                             VISION TWENTY-ONE, INC.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   92831N 10 1
                               ------------------
                                 (CUSIP Number)


                                Gregory L. Wilson
                             Chief Financial Officer
                             LaserSight Incorporated
                               12161 Lackland Road
                            St. Louis, Missouri 63146
                                 (314) 576-1563

                                    Copy to:
                          Sonnenschein Nath & Rosenthal
                             One Metropolitan Square
                                   Suite 3000
                            St. Louis, Missouri 63102
                                 (314) 241-1800
                         Attn: Timothy L. Elliott, Esq.
                             J. Timothy Gorman, Esq.

                    ----------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                December 30, 1997
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

CUSIP No. 92831N 10 1                 13D                     Page 2 of 11 Pages

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))


                             Exhibit Index at Page 9

CUSIP No. 92831N 10 1                 13D                     Page 3 of 11 Pages



1.  NAME OF REPORTING PERSON                             LASERSIGHT INCORPORATED

    S.S. OR I.R.S. IDENTIFICATION NO.                                 65-0273162


2.  CHECK THE APPROPRIATE BOX                                 (a) [ ]
    IF A MEMBER OF A GROUP                                    (b) [X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS                                                           OO


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware Corporation

-------------------------------------

 NUMBER OF                 7.  SOLE VOTING POWER                         820,085

  SHARES
                           8.  SHARED VOTING POWER                           -0-
BENEFICIALLY

OWNED BY EACH              9.  SOLE DISPOSITIVE POWER                    820,085

 REPORTING
                          10.  SHARED DISPOSITIVE POWER                      -0-
PERSON WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         820,085


12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES                       [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      6.5%


14. TYPE OF REPORTING PERSON                                                  CO

CUSIP No. 92831N 10 1                 13D                     Page 4 of 11 Pages

Item 1.  Security and Issuer

         This statement relates to the Common Stock, $.01 par value (the "Shares"), of Vision Twenty-One, Inc., a Florida corporation ("Vision 21"). Vision 21's principal executive offices are located at 7209 Bryan Dairy Road, Largo, Florida 33777.


Item 2.  Identity and Background

         This statement is filed by LaserSight Incorporated, a Delaware corporation ("LaserSight"). LaserSight and its subsidiaries operate in two major operating segments: technology and health care services. The technology segment of LaserSight's operations includes LaserSight Technologies, Inc. and related subsidiaries. These entities develop, manufacture and market ophthalmic lasers with a galvanometric scanning system primarily for use in performing photorefractive keratectomy. In addition, they license and hold title to various patents related to the use of excimer lasers to ablate biological tissue and related to keratome design and usage. Since December 31, 1997, the health care services segment has consisted of MRF, Inc., d/b/a The Farris Group. The Farris Group provides consulting health care and vision care services to hospitals, managed care companies and physicians. The address of the principal business and principal office of LaserSight is 12161 Lackland Road, St. Louis, Missouri 63146.

         Information responsive to Items 2(a), 2(b), 2(c) and 2(f) of Schedule 13D in respect of LaserSight is set forth in Annex I to this Schedule 13D and is incorporated herein by this reference.

         During the last five years, neither LaserSight nor, to its knowledge, any of its executive officers or directors (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         LaserSight received 820,085 of Vision 21's Shares (the "Vision 21 Shares") in exchange for all of the outstanding capital stock of its MEC Health Care, Inc., a Maryland corporation ("MEC"), subsidiary and its LSI Acquisition, Inc., a New Jersey corporation ("LSIA"), subsidiary. Such exchange was pursuant to the terms and conditions of the Stock Purchase Agreement described in item 6 below.

CUSIP No. 92831N 10 1                 13D                     Page 5 of 11 Pages

Item 4.  Purpose of Transaction

         (a) On or before May 29, 1998, all of the Vision 21 Shares shall be liquidated in accordance with the terms and conditions set forth in the Stock Distribution Agreement referred to in Item 6.

         Except as set forth in this Item 4, neither LaserSight nor, to its knowledge, any of its executive officers or directors has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, LaserSight beneficially owned the Vision 21 Shares, which represent approximately 6.5% of the 12,650,251 outstanding Shares1. Thomas Quinn, a LaserSight director, beneficially owns 46,050 or 0.4% of the outstanding Shares (the "Quinn Shares"). To LaserSight's knowledge, none of its other executive officers or directors beneficially owns any Shares.

         (b) LaserSight has the sole power to vote, and the sole power to dispose of, the Vision 21 Shares, subject to the terms and conditions of the Stock Distribution Agreement, the Escrow Agreement and the Stock Pledge Agreement referred to in Item 6. To LaserSight's knowledge, Thomas Quinn has the sole power to vote, and the sole power to dispose of the Quinn Shares. To LaserSight's knowledge, none of its other executive officers or directors has any sole or shared power to vote, or to direct the vote or to dispose or direct the disposition of, any Shares.

         (c) Except for the acquisition by LaserSight of the Vision 21 Shares in connection with the Stock Purchase Agreement, neither LaserSight nor, to its knowledge, any of its executive officers or directors has effected any transactions in Shares during the past 60 days.

         (d) LaserSight's right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the Vision 21 Shares is subject to the rights of (i) Foothill Capital Corporation, a California corporation ("Foothill"), under the Stock Pledge Agreement, and (ii) Vision 21 under the Stock Distribution Agreement, as described in Item 6 below. To LaserSight's knowledge, no other person has a right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the

-----------------------
(1) Share number represents the sum of (i) 11,830,166 Shares represented to be outstanding as of December 29, 1997 by Vision 21 in the Stock Purchase Agreement, and (ii) the 820,085 Shares issued on December 30, 1997 to LaserSight pursuant to the Stock Purchase Agreement.

CUSIP No. 92831N 10 1                 13D                     Page 6 of 11 Pages

Vision 21 Shares. To LaserSight's knowledge, no other person has a right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the Quinn Shares.

         (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Stock Purchase Agreement
------------------------

         The Vision 21 Shares which are the subject of this statement were acquired by LaserSight in connection with the sale of LaserSight's wholly-owned subsidiaries, MEC and LSIA to Vision 21 pursuant to the terms and conditions of the Stock Purchase Agreement, dated as of December 1, 1997 (the "Stock Purchase Agreement"), among LaserSight, MEC, LSIA and Vision 21. In accordance with the terms and conditions of the Stock Purchase Agreement, Vision 21 acquired all of the issued and outstanding capital stock of MEC and LSIA in exchange for the delivery to LaserSight of the Vision 21 Shares and $6,500,000 in cash.

Stock Distribution Agreement
----------------------------

         In connection with the Stock Purchase Agreement, Vision 21 and LaserSight entered into a Stock Distribution Agreement dated as of December 30, 1997 (the "Stock Distribution Agreement"). The Vision 21 Shares are to be liquidated pursuant to the following schedule (or sooner, at Vision 21's option):


                    Month         Approximate
                   (1998)         Percentage
                   ------         ----------


               February........       21%

               March...........       21%

               April...........       28%

               May.............       30%
                                      ---

                  Total........      100%
                                     ====


         Under its agreements with LaserSight, Vision 21 is to liquidate the Vision 21 Shares by a sale through a market maker designated by Vision 21 pursuant to a shelf registration statement or a private placement, or its repurchase of the Vision 21 Shares. LaserSight is entitled to receive a minimum of $6,500,000 and a maximum of $7,475,000 from the liquidation of the Vision 21 Shares. If LaserSight has not received at least $6,500,000 (subject to certain post-closing adjustments) from the liquidation of the Vision 21 Shares by May 29, 1998, then on such date Vision 21 is to pay LaserSight such shortfall in cash.

CUSIP No. 92831N 10 1                 13D                     Page 7 of 11 Pages


         If Vision 21 fails to make the payments contemplated by the plan of distribution, Vision 21 is required to prepare and file a registration statement covering the sale of the Vision 21 Shares within 20 business days after the date of Vision 21's failure to make a payment and such registration statement is to be effective as soon as possible, but in no event later than 90 days following the date of default. If the registration statement is not effective within such 90 day period or if it becomes effective and subsequently LaserSight is unable to sell shares pursuant to the registration statement then Vision 21 has agreed to pay LaserSight certain monetary penalties. In addition, if Vision 21 fails to make the payments contemplated by the plan of distribution, LaserSight is free to sell the Vision 21 Shares in a private placement subject only to compliance with applicable securities laws.

         LaserSight has agreed not to sell, pledge, transfer or dispose of the Vision 21 Shares except in accordance with the terms of the Stock Distribution Agreement and the terms of the Stock Pledge Agreement (as defined below).

Escrow Agreement
----------------

         In connection with the Stock Purchase Agreement, Vision 21 and LaserSight have entered into an Escrow Agreement dated as of December 30, 1997 (the "Escrow Agreement"), pursuant to which LaserSight agreed to place 126,167 of the Vision 21 Shares in escrow (the "Escrow Shares"). LaserSight may be required to return certain of the Escrow Shares to Vision 21 depending on the results of certain post-closing adjustments pursuant to the Stock Purchase Agreement.

Stock Pledge Agreement
----------------------

         LaserSight and Foothill Capital Corporation, a California corporation ("Foothill"), have entered into a Stock Pledge Agreement (the "Stock Pledge Agreement"), dated December 30, 1997, pursuant to which LaserSight has pledged the Vision 21 Shares as collateral to secure its obligations to Foothill under that certain Loan and Security Agreement, dated March 31, 1997, as amended, between Foothill, LaserSight and certain of LaserSight's subsidiaries.

                                     * * * *

         The foregoing summary of certain provisions of the Stock Distribution Agreement, the Escrow Agreement, and the Stock Pledge Agreement is not intended to be complete and is qualified by reference to such agreements set forth in Exhibits 1 through 3 attached hereto.

                  Except as summarized above, to LaserSight's knowledge, there exists no contracts, arrangements, understanding or relationships (legal or otherwise) among LaserSight and its executive officers or directors or between

CUSIP No. 92831N 10 1                 13D                     Page 8 of 11 Pages


such persons and any person with respect to any securities of Vision 21, including but not limited to transfer or voting of any Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division or profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index set forth on page 9 of this statement is hereby incorporated herein by this reference.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 9, 1998

                                             LASERSIGHT INCORPORATED



                                             By:  \s\ Gregory L. Wilson
                                                 -------------------------
                                                    Gregory L. Wilson
                                                    Chief Financial Officer

CUSIP No. 92831N 10 1                 13D                     Page 9 of 11 Pages


                                INDEX TO EXHIBITS



1. Stock Distribution Agreement, dated as of December 30, 1997, between LaserSight and Vision 21.

2. Escrow Agreement, dated as of December 30, 1997, between LaserSight and Vision 21.

3. Stock Pledge Agreement, dated as of December 30, 1997, among LaserSight, certain of LaserSight's subsidiaries and Foothill.

CUSIP No. 92831N 10 1                 13D                    Page 10 of 11 Pages


                                     ANNEX I


         Set forth below are the name, business address and present principal occupation of each of the directors and executive officers of LaserSight Incorporated. Except as otherwise noted, each such individual is a citizen of the United States and the business address of each such person is c/o LaserSight Incorporated, 12161 Lackland Road, St. Louis, Missouri 63146.


                                     Present  Principal  Occupation, Citizenship
                                     and  Business  Address  (if  other  than as
   Name                              indicated above)
   --------------                    -------------------------------------------


   Directors
   ---------

   Francis E. O'Donnell Jr., M.D.    Medical Director
                                     O'Donnell Eye Institute
                                     1028 S. Kirkwood Road
                                     Kirkwood, Missouri 63122-7200

   J. Richard Crowley                President and Chief Operating Officer
                                     LaserSight Technologies, Inc. (a wholly-owned subsidiary ofLaserSight Incorporated)
                                     12249 Science Drive, Suite 160
                                     Orlando, Florida 32826

   Michael R. Farris                 President and Chief Executive Officer
                                     LaserSight Incorporated

   Terry A. Fuller, Ph.D.            President and Chief Executive Officer
                                     Fuller Research Corporation
                                     944 Morgan Road
                                     Rydal, Pennsylvania 19046

   Richard C. Lutzy                  Founder and Chief Executive Officer
                                     Palmer Capital Corporation
                                     545 Cedar Lane
                                     Teaneck, New Jersey 07666

   David T. Pieroni                  President
                                     Pieroni Management Counselors, Inc.
                                     9666 Olive Blvd., Suite 150
                                     St. Louis, Missouri 63132

CUSIP No. 92831N 10 1                 13D                    Page 11 of 11 Pages


   Thomas Quinn                      President
                                     Smithton  Rockwell & Irwin (a subsidiary of
                                     Olsten Corporation)
                                     345 Route 17 South
                                     Upper Saddle River, New Jersey 07458


   Executive Officers who are
   not Directors
   --------------------------

   Gregory L. Wilson                 Chief Financial Officer
                                     LaserSight Incorporated

   Richard L. Stensrud               Chief Operating Officer
                                     LaserSight Incorporated

                                     President
                                     The Farris Group (a wholly-owned subsidiary of LaserSight Incorporated)